                                                                Execution Copy


================================================================================


                       ASSET PURCHASE AND SALE AGREEMENT



                                    BETWEEN

                 SHELLFISH ACQUISITION COMPANY, LLC, AS BUYER

                                      AND

                       CAMPBELL SOUP COMPANY, AS SELLER



                         ----------------------------

                         DATED AS OF JANUARY 17, 1996

                         ----------------------------


================================================================================

                               TABLE OF CONTENTS


                                                                Page
                                                                ----

LIST OF SCHEDULES............................................    vii

LIST OF EXHIBITS.............................................   viii

1.     DEFINITIONS...........................................      1

1.1    Specific Definitions..................................      1

1.2    Other Terms...........................................      6

1.3    Other Definitional Provisions.........................      7

2.     PURCHASE AND SALE OF ASSETS...........................      7

2.1    Purchase and Sale of Assets...........................      7

2.2    Excluded Assets.......................................      8

2.3    Nonassignability......................................      9

2.4    If Waivers or Consents Cannot Be Obtained.............      9

3.     ASSUMPTION OF LIABILITIES.............................      9

3.1    Assumed Liabilities...................................      9

3.2    Retained Liabilities..................................     10

4.     PURCHASE PRICE........................................     11

4.1    Purchase Price........................................     11

4.2    Purchase Price Adjustment.............................     12

4.3    Allocation of Purchase Price..........................     14

4.4    Payment of Taxes and Other Charges....................     15

5.     REPRESENTATIONS AND WARRANTIES OF SELLER..............     15

5.1    Authority.............................................     15

5.2    Due Incorporation, Qualification......................     15

5.3    No Violation of Agreements............................     15

5.4    Subsidiaries..........................................     16

5.5    Financial Information.................................     16

5.6    Absence of Certain Changes............................     17

5.7    Taxes.................................................     17

5.8    Title to Purchased Assets.............................     17

5.9    Inventories...........................................     18

5.10   Permits...............................................     18

5.11   Brokers...............................................     18

5.12   Contracts.............................................     18

5.13   Intellectual Property.................................     19

5.14   Consents and Approvals................................     20

5.15   Litigation............................................     20

5.16   Compliance With Laws..................................     20

5.17   Major Customers.......................................     20

5.18   Tangible Personal Property............................     21

5.19   Trade Deals and Promotions............................     21

5.20   No Other Representations or Warranties................     21

6.     REPRESENTATIONS AND WARRANTIES OF BUYER...............     21

6.1    Authority.............................................     22

6.2    Due Organization, Qualification.......................     22

6.3    No Violation of Agreements............................     22

6.4    Consents and Approvals................................     22

6.5    Purchase Agreement....................................     22

6.6    Brokers...............................................     23

6.7    Projections...........................................     23

7.     PRE-CLOSING COVENANTS.................................     23

7.1    Seller's Covenants....................................     23
       (a) Buyer's Access to Premises and Information........     23
       (b) Conduct of the Mrs. Paul's Business in
           Normal Course.....................................     25
       (c) Further Covenants.................................     25
       (d) Supplements to Disclosure Schedules...............     25
       (e) Promotions Liabilities............................     25
       (f) Major Customers...................................     26

7.2    Shared Technology, Etc................................     26

7.3    Publicity.............................................     27

7.4    Cooperation...........................................     27

7.5    Bulk Transfer Law.....................................     27

7.6    Accounts Receivable...................................     27

7.7    Related Agreements....................................     28
       (a) Transition Services Agreement.....................     28
       (b) Co-Pack Agreement.................................     28
       (c) MPK Indemnity.....................................     28

7.8    Removal of Tangible Personal Property.................     28

7.9    Acquisition Proposals.................................     29

7.10   Restrictions on Buyer's Activities....................     29

8.     POST-CLOSING COVENANTS................................     29

8.1    Further Assurances....................................     29

8.2    Noncompetition Covenant...............................     30

8.3    Certain Tax Matters...................................     31

8.4    Other Matters.........................................     31

9.     CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE...........     32

9.1    Accuracy of Representations and Warranties;
       Performance by Seller.................................     32

9.2    Certified Resolutions.................................     32

9.3    Litigation or Proceedings.............................     33

9.4    Consents..............................................     33

9.5    Transition Services Agreement.........................     33

9.6    Co-Pack Agreement.....................................     33

9.7    MPK Indemnity.........................................     33

9.9    Purchase Agreement....................................     33

9.11   Waiver of Conditions..................................     34

10.    CONDITIONS PRECEDENT TO SELLER'S PERFORMANCE..........     34

10.1   Accuracy of Representations and Warranties;
       Performance by Buyer..................................     34

10.2   Certified Resolutions.................................     34

10.3   Litigation or Proceedings.............................     35

10.4   Regulatory Approvals..................................     35

10.5   Transition Services Agreement.........................     35

10.6   Co-Pack Agreement.....................................     35

10.7   Legal Opinion.........................................     35

10.8   Waiver of Conditions..................................     35

11.    THE CLOSING...........................................     36

11.1   The Closing...........................................     36

11.2   Items to be Delivered at Closing by Seller............     36

11.3   Items to be Delivered at Closing by Buyer.............     36

12.    TERMINATION...........................................     37

12.1   Termination...........................................     37

12.2   Effect of Termination.................................     37

13.    INDEMNITY.............................................     38

13.1   Indemnity by Seller...................................     38

13.2   Indemnity by Buyer....................................     39

13.3   Indemnification Procedures............................     39

13.4   Survival of Representations and Warranties............     41

13.5   Corporate Obligations.................................     41

14.    MISCELLANEOUS.........................................     42

14.1   Recovery of Litigation Costs..........................     42

14.2   Entire Agreement; Modification; Waiver................     42

14.3   Counterparts..........................................     42

14.4   Assignment............................................     42

14.5   Fees and Expenses.....................................     43

14.6   Notices...............................................     43

14.7   Third Party Beneficiaries.............................     44

14.8   Governing Law.........................................     45

14.9   Effect of Headings....................................     45

                               LIST OF SCHEDULES
                               -----------------


Schedule 2.1(a)         Tangible Personal Property

Schedule 2.1(c)         Foreign Trademarks

Schedule 2.1(i)         Permits

Schedule 2.2(h)         Excluded Assets

Schedule 4.2(a)         Inventory

Schedule 5.5            Financial Information

Schedule 5.6            Certain Changes

Schedule 5.8            Title to Purchased Assets

Schedule 5.9            Inventories

Schedule 5.10           Permits

Schedule 5.12           Material Contracts

Schedule 5.13           Intellectual Property

Schedule 5.15           Litigation

Schedule 5.16           Compliance with Laws

Schedule 5.19           Promotions Liabilities

                               LIST OF EXHIBITS
                               ----------------


Exhibit 4.1              Buyer's Promissory Note

Exhibit 7.7(a)           Terms of Transition Services Agreement

Exhibit 7.7(b)           Terms of Co-Pack Agreement

Exhibit 9.8              Opinion of Seller's Counsel

Exhibit 10.7             Opinion of Buyer's Counsel

                       ASSET PURCHASE AND SALE AGREEMENT
                       ---------------------------------


This Asset Purchase and Sale Agreement (the "Agreement") is dated as of January 17, 1996. The parties are SHELLFISH ACQUISITION COMPANY, LLC, a Delaware limited liability company, whose address is c/o Dartford Partnership L.L.C., 801 Montgomery Street, Suite 400, San Francisco, California 94133 ("Buyer"), and CAMPBELL SOUP COMPANY, a New Jersey corporation, whose address is Campbell Place, Camden, New Jersey ("Seller").

                                  BACKGROUND
                                  ----------

Seller is engaged, directly or through subsidiaries, in the business of processing, distributing and marketing frozen fried coated seafood and specialty vegetable products under the Mrs. Paul's brand name (or any of the other brand names listed on Schedule 5.13 hereto and used in such business by Seller on the date hereof) (the "Mrs. Paul's Business").

Buyer desires to purchase from Seller and Seller desires to sell to Buyer, on the terms and conditions set forth herein, certain assets and Buyer desires to assume certain liabilities relating to the Mrs. Paul's Business.

In consideration of the mutual covenants, agreements, representations and warranties herein contained, and for other valuable consideration the receipt and sufficiency of which is hereby acknowledged, Seller and Buyer agree as follows:

                             TERMS AND CONDITIONS
                             --------------------


1.   DEFINITIONS

1.1  SPECIFIC DEFINITIONS.

     As used in this Agreement, the terms below shall have the following meanings:

     (a) "Accounts Receivable" is defined in Section 2.2(b).

     (b) "Agreement" means this agreement and all exhibits and schedules hereto.

     (c)  "Assignment and Assumption Agreement" is defined in Section 11.2(b).

     (d)  "Assumed Liabilities" is defined in Section 3.1.

     (e) "Bill of Sale" is defined in Section 11.2(a).

     (f) "Buyer Indemnitee" is defined in Section 13.1(a).

     (g) "Buyer Note" is defined in Section 4.1.

     (h) "Closing" is defined in Section 11.1.

     (i) "Closing Date" is defined in Section 11.1.

     (j) "Competitive Activity" is defined in Section 8.2(a).

     (k) "Competitive Operation" is defined in Section 8.2(a).

     (l) "Contracts" means (i) contracts, agreements, orders and instruments relating to the sale of any assets, services, properties, materials or products, including customer contracts, distribution contracts and broker contracts, in each case to the extent exclusively relating to the Mrs. Paul's Business; (ii) orders, contracts, supply agreements and other agreements relating to the purchase of any assets, services, properties, materials or products, in each case to the extent exclusively relating to the Mrs. Paul's Business; and (iii) all other contracts, agreements and instruments relating exclusively to the Mrs. Paul's Business other than all consumer and trade promotion and similar agreements or arrangements.

     (m) "Co-Pack Agreement" is defined in Section 7.7(b).

     (n) "Coupon Cut-Off Date" means the closing date set by Seller's coupon clearing house which falls nearest (either before or after, or if equal, before (if such date is an odd-numbered date) or after (if such date is an even-numbered date), the date which is forty-five (45) days after the date of the last coupon drop immediately preceding the Closing Date (not counting the day of such coupon drop, but counting the forty-fifth (45th) day).

     (o) "CSC" means CSC Brands, Inc., a Delaware corporation and an affiliate of Seller.

     (p) "Direct Claim" is defined in Section 13.3(c).

     (q) "Estimated Inventory Cost" is defined in Section 4.2(a).

     (r) "Estimated Purchase Price" is defined in Section 4.2(a).

     (s) "Excluded Assets" is defined in Section 2.2.

     (t) "Final Termination Date" is defined in Section 12.1(b).

     (u) "Financial Information" is defined in Section 5.5.

     (v) "Financing" is defined in Section 6.5.

     (w) "Financing Commitments" is defined in Section 6.5.

     (x) "Foreign Trademarks" means the foreign trademarks listed on Schedule 2.1(c) hereto.

     (y) "GAAP" is defined in Section 4.1

     (z) "Governmental Entity" means any federal, state, local or foreign governmental or regulatory authority (or any department, agency, authority or political subdivision thereof).

     (aa) "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     (ab) "Indemnifiable Losses" means any and all claims, demands, actions or suits, settlements and compromises relating thereto and reasonable attorneys' fees and expenses in connection therewith, losses, liabilities, costs and expenses, but in no event punitive damages, net of the amount of any Third Party Recovery; provided, that, as to claims by Buyer (or any successor or assignee) for breaches of representations and warranties, in no event shall "Indemnifiable Losses" include any of the foregoing if, and to the extent, they relate to or affect any business or operation of Buyer (or any successor or assignee) (or financial condition or prospects thereof) other than the Mrs. Paul's Business.

     (ac) "Indemnifying Party" means any person or entity required to provide indemnification under this Agreement.

     (ad) "Indemnitee" means any person or entity entitled to indemnification under this Agreement.

     (ae) "Indemnity Payment" means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement.

     (af) "Independent Accounting Firm" is defined in Section 4.2(c).

     (ag) "Intellectual Property" means all of the following irrespective of where any of the same were issued, are pending or exist that are used exclusively in the running of the Mrs. Paul's Business (except to the extent any such assets are specifically included in the Excluded Assets), including without limitation the items listed on Schedule
          5.13 hereto: (i) all United States patents of any description and applications therefor; (ii) all United States (federal and state) trademarks and other trade names, labels, trade dress, advertising and package designs and other trade rights, whether or not registered, all applications therefor and the goodwill of the Mrs. Paul's Business related thereto; (iii) all United States copyrights, whether or not registered and all applications therefor; (iv) all know-how, trade secrets, business leads, research and results thereof, technology, techniques, data, methods, processes, instructions, drawings, specifications, inventions, discoveries, improvements, designs, processes, formulae, recipes, whether patented or patentable or not;
          (v) all other proprietary and/or confidential information of Seller and materials of every kind and character relating to any of the foregoing; and (vi) all claims and causes of action relating to any of the foregoing, including claims and causes of action for past infringement.

     (ah) "Interim Financial Information" is defined in Section 7.1(a).

     (ai) "Inventory" means all finished goods and work-in-process of the Mrs. Paul's Business, all raw materials and supplies held exclusively for the manufacture of products of the Mrs. Paul's Business, packaging, supply and wrapping materials of the Mrs. Paul's Business, any warehouse receipts or any other similar documents relating to any of the foregoing, in each case, owned or possessed by Seller and existing on the Closing Date.

     (aj) "Inventory Cost" is defined in Section 4.2(a).

     (ak) "Inventory Schedule" is defined in Section 4.2(a).

     (al) "Liabilities" means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person or entity of any type, whether accrued, absolute, contingent, matured, unmatured or other.

     (am) "Material Adverse Effect" means any material adverse effect on the financial condition, properties, operations or results of operations of the Mrs. Paul's Business taken as a whole, provided that a "Material Adverse Effect" shall not include any such material adverse effect resulting from or arising out of any action by Buyer, VDK or their representatives outside the ordinary course of business.

     (an) "Material Contract(s)" is defined in Section 5.12.

     (ao) "Mrs. Paul's Business" is defined in the Preamble.

     (ap) "MPK" is defined in Section 2.1(h).

     (aq) "MPK Indemnity" is defined in Section 7.7(c).

     (ar) "Permits" means all governmental licenses, permits and approvals issued to Seller with respect to the Mrs. Paul's Business and listed on Schedule 2.1(i).

     (as) "Promotions Liabilities" means Liabilities of the type described in
          Section 3.1(d) and (e) hereof.

     (at) "Purchase Price" is defined in Section 4.1.

     (au) "Purchased Assets" is defined in Section 2.1.

     (av) "Related Agreements" means the Buyer Note, the Bill of Sale, the Trademark Assignments, the Transition Services Agreement, the Co-Pack Agreement, the MPK Indemnity and the Assignment and Assumption Agreement.

     (aw) "Retained Liabilities" is defined in Section 3.2.

     (ax) "Revised Inventory Cost" is defined in Section 4.2(b).

     (ay) "Revised Inventory Schedule" is defined in Section 4.2(b).

     (az) "Sankyo" means Sankyo Food Kogyo Co., Ltd.

     (ba) "Sankyo Contract" means the supply agreement between Seller and Sankyo.

     (bb) "Seller Indemnitee" is defined in Section 13.2.

     (bc) "Specified Rate" is defined in Section 13.3(e).

     (bd) "Tangible Personal Property" means the machinery, equipment and other tangible personal property listed on Schedule 2.1(a).

     (be) "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, capital stock, franchise, net worth, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto.

     (bf) "Third Party Claim" means any claim, action or proceeding made or brought by any person or entity who or which is not a party to this Agreement or an affiliate of a party to this Agreement.

     (bg) "Third Party Recovery" means any recovery, settlement or otherwise by the Indemnitee under or pursuant to any insurance coverage or other indemnification agreement, or pursuant to any claim or recovery against or settlement with any other person.

     (bh) "Threshold" is defined in Section 13.1(a).

     (bi) "Trademark Assignments" is defined in Section 11.2(c).

     (bj) "Transfer Taxes" is defined in Section 4.4.

     (bk) "Transition Services Agreement" is defined in Section 7.7(a).

     (bl) "VDK" means Van de Kamp's, Inc., a Delaware corporation.

     (bm) "VDK Purchase Agreement" is defined in Section 6.5.

1.2  OTHER TERMS

     Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated throughout this Agreement.

1.3  OTHER DEFINITIONAL PROVISIONS

     (a) The words "hereof", "herein", and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

     (b) The terms defined in the singular shall have a comparable meaning when used in the plural and vice versa.


2.   PURCHASE AND SALE OF ASSETS

2.1  PURCHASE AND SALE OF ASSETS

     On the Closing Date, Buyer shall purchase from Seller, and Seller shall, or shall cause CSC to, sell to Buyer, subject to all of the terms and conditions of this Agreement and on the basis of the representations, warranties and covenants herein contained, all of Seller's (or CSC's, as the case may be) right, title, benefits and interest in and to the assets that are exclusively used in the Mrs. Paul's Business existing on the Closing Date (other than the Excluded Assets). The purchased assets (collectively, the "Purchased Assets") consist of the following:

     (a)  the Tangible Personal Property;

     (b)  the Inventory;

     (c)  the Intellectual Property and the Foreign Trademarks;

     (d)  subject to Section 2.3, the Contracts;

     (e) the books, files, ledgers, records (including computer records) and other documents pertaining exclusively to the Mrs. Paul's Business;

     (f) all refunds of Taxes to the extent that the Taxes being refunded were an Assumed Liability;

     (g) all goodwill associated with the Mrs. Paul's Business as a going concern;

     (h) all of the capital stock of MPK Holdings, Inc., a Delaware corporation ("MPK"), and the books, files, ledgers and records of MPK;

     (i)  to the extent transferable, the Permits;

     (j)  UPC codes;

     (k) all of Seller's claims, causes in action or rights of action pertaining exclusively to the Purchased Assets, other than claims relating to periods before the Closing under the Contracts; and

     (l) all of Seller's rights and benefits pursuant to Seller's insurance policies with respect to any casualty loss with respect to any of the Purchased Assets.

2.2  EXCLUDED ASSETS

     Seller is not selling, assigning, transferring or conveying to Buyer any assets, rights or properties of Seller not specifically referred to in
     Section 2.1. Without limiting the foregoing, Seller shall retain and the Purchased Assets shall not include, any of the following assets (collectively, the "Excluded Assets"):

     (a) cash, cash equivalents, marketable securities and similar items on hand on the Closing Date;

     (b) all accounts and notes receivable relating to the Mrs. Paul's Business, including accounts receivable for any products shipped prior to the Closing but not yet invoiced (the "Accounts Receivable"), which products shall be removed from the Inventory Schedule and the Revised Inventory Schedule;

     (c) general books of account and books of original entry that comprise Seller's permanent accounting or Tax records, provided that Seller permits Buyer access to such books as provided in Section 8.1, and Seller's stock records and minute books;

     (d) all refunds of Taxes or claims for refund of Taxes of any kind relating to any period prior to the Closing Date, other than those specifically included in the Purchased Assets;

     (e) except as provided in Section 2.1(l), any rights or benefits pursuant to any of Seller's insurance policies (intercompany, self-insurance or otherwise);

     (f) all claims, causes in action and rights of action by Seller against third parties except for those pertaining exclusively to the Purchased Assets (other than claims relating to periods before the Closing under the Contracts);

     (g) all assets related to Seller's Swanson frozen food business and any other assets not used exclusively in the Mrs. Paul's Business; and

     (h)  those assets listed on Schedule 2.2(h).

2.3  NONASSIGNABILITY

     To the extent that any Contract or Permit to be transferred is not capable of being transferred without the consent, approval or waiver of a third party (including, without limitation, a Governmental Entity) and such transfer or attempted transfer would constitute a breach thereof or a violation of any law, nothing in this Agreement will constitute a transfer or an attempted transfer thereof. Seller will use its reasonable efforts, and Buyer will cooperate with Seller, to obtain such consents, approvals and waivers necessary to transfer to Buyer all such Contracts and Permits; provided, however, that Seller will not be obligated to pay any consideration therefor, or to incur any additional liability or obligation in connection therewith or to remain secondarily liable thereon.

2.4  IF WAIVERS OR CONSENTS CANNOT BE OBTAINED

     If such consents, approvals and waivers are not obtained prior to the Closing, Seller will cooperate in any reasonable arrangement requested by Buyer to provide Buyer with all of the benefits under such Contract or Permit as if such Contract or Permit had been assigned to Buyer, including enforcement for the benefit of Buyer, at Buyer's expense, of any and all rights of Seller against any other party thereto.

3.   ASSUMPTION OF LIABILITIES

3.1  ASSUMED LIABILITIES

     At the Closing, Buyer shall, by an appropriate instrument of assumption, assume and thereafter pay, perform and fully satisfy, in a timely manner and in accordance with the terms thereof, the following Liabilities of the Mrs. Paul's Business existing on the Closing Date or arising thereafter (collectively, the "Assumed Liabilities"):

     (a) all of the Liabilities and obligations under or with respect to the Contracts arising or related to periods on or after the Closing Date;

     (b) all of the Liabilities and obligations for Inventory ordered by Seller in the ordinary course of conduct of the Mrs. Paul's Business prior to the Closing

          Date and delivered to Buyer after the Closing Date, to the extent not included in the Revised Inventory Schedule;

     (c)  Liabilities for one-half (50%) of the Transfer Taxes;

     (d) to the extent arising or related to periods on or after the Closing Date, all of the Liabilities and obligations for trade programs, price reduction programs, trade allowances and related programs of Seller offered to distributors or customers of the Mrs. Paul's Business in the ordinary course of business, whether written or oral, described on
          Schedule 5.19 hereof ("Trade Promotions");

     (e) all of the Liabilities in respect of all FSI coupons with a sixty (60) day or shorter life and all in-pack coupons for products of the Mrs. Paul's Business ("Coupons") which have not been presented to or paid by Seller prior to the Coupon Cut-off Date and all other consumer events, refunds and rebates ("Other Promotions") relating to sales of Mrs. Paul's products on or after the Closing Date, described on
          Schedule 5.19 hereto;

     (f) all of the Liabilities in respect of product liability claims for product manufactured on or after the Closing Date;

     (g) all of the Liabilities in excess of $125,000 for unsalable products relating to the Mrs. Paul's Business, if the products are returned or received by Seller or Buyer on or after the Closing Date; and

     (h) all of the Liabilities or obligations incurred by Buyer or arising on or after the Closing Date in connection with the Mrs. Paul's Business or operation of the Purchased Assets.

3.2  RETAINED LIABILITIES

     Except for the Assumed Liabilities, Buyer shall not assume and Seller shall retain all of Seller's Liabilities and obligations with respect to the Mrs. Paul's Business arising prior to the Closing (collectively, "Retained Liabilities"), including, without limitation:

     (a)  all Liabilities relating to the Excluded Assets;

     (b) all Liabilities that are not related to the Mrs. Paul's Business or that are not otherwise related to the Purchased Assets;

     (c) any Liability of Seller for any federal, state or local Taxes (or Tax return), whether incurred, accrued or assessed prior to, on or after the Closing Date, except for one-half (50%) of the Transfer Taxes;

     (d) all Liabilities arising out of product liability claims for product manufactured prior to the Closing Date, except Liabilities arising out of Buyer's failure to properly maintain, store or otherwise handle the product in question;

     (e) Liabilities and obligations of Seller consisting of accounts payable to suppliers arising out of operation of the Mrs. Paul's Business prior to Closing;

     (f) Liabilities relating to any environmental condition that relates to the conduct by Seller of the Mrs. Paul's Business prior to the Closing Date;

     (g) Liabilities with respect to all actions, suits, proceedings, disputes, claims or investigations that relate to the conduct by Seller of the Mrs. Paul's Business prior to the Closing Date;

     (h)  Liabilities to any employees of Seller;

     (i) any Liability related to, arising out of or with respect to the ownership or operation prior to the Closing Date of MPK;

     (j) Liabilities with respect to Trade Promotions to the extent related to sales of Mrs. Paul's products prior to the Closing Date, with respect to Coupons presented prior to the Coupon Cut-off Date and with respect to Other Promotions to the extent related to sales of Mrs. Paul's products prior to the Closing Date; and

     (k) all of the Liabilities up to and including $125,000 for unsalable products relating to the Mrs. Paul's Business; if the products are returned or received by Seller or Buyer on or after the Closing Date.

4.   PURCHASE PRICE

4.1  PURCHASE PRICE

     In addition to the Assumed Liabilities, the purchase price (the "Purchase Price") for the Purchased Assets shall be Seventy-Two Million Five Hundred Thousand Dollars ($72,500,000), as adjusted pursuant to Section 4.2 below, which shall be payable by Buyer's delivery of an interest-bearing promissory note (the "Buyer Note") substantially in the form of Exhibit 4.1, in the original principal amount of the Estimated Purchase Price, as determined pursuant to Section 4.2(a) below, and maturing on August 22, 1996. The Buyer Note will be secured solely by an irrevocable standby letter of credit in form acceptable to Seller and issued by a financial institution selected by Seller, the cost of which will be borne by Seller. The Buyer Note and standby letter of credit and any escrow, defeasance or similar arrangement entered into in connection therewith shall be in such form as will not require, under generally accepted accounting principles ("GAAP"), VDK to reflect as debt the Buyer Note on its financial statements. Buyer and VDK have been advised by their auditors that as of the date hereof the Buyer Note is not required to be reflected as debt on the financial statements of VDK. The Buyer Note and any obligations with respect to the standby letter of credit and under any escrow, defeasance or similar arrangement entered into in connection therewith shall be non-recourse to VDK and its assets or any of the Buyer's assets other than those Buyer may have deposited in the escrow, defeasance or similar arrangement. In the event that (1) such a standby letter of credit cannot be obtained or (2) Buyer's auditors, Price Waterhouse LLP, advise Buyer that in their professional opinion the Buyer Note would be required to be reflected as debt on VDK's financial statements, Buyer shall not issue the Buyer Note and shall pay the Estimated Purchase Price by wire transfer to Seller at Closing. Buyer and VDK shall not be responsible for any of the costs of the standby letter of credit or of any escrow, defeasance or similar arrangement entered into in connection therewith or any tax payable in connection therewith or related thereto.

4.2  PURCHASE PRICE ADJUSTMENT

     (a) Schedule 4.2(a) sets forth a summary schedule of the quantity of each item of Inventory that is carried on Seller's books relating to the Mrs. Paul's Business as of July 30, 1995 (the "Inventory Schedule") and the cost at which such Inventory is carried on Seller's books (the aggregate of such amounts being collectively referred to herein as the "Inventory Cost"). Cost is determined using a weighted average method in accordance with Seller's customary accounting practices, consistent with GAAP. No later than three (3) business days prior to the Closing Date, Seller shall deliver to Buyer a written estimate of what the Inventory Cost would be as of the most recent month-end (the "Estimated Inventory Cost") prior to the Closing Date. To the extent the Estimated Inventory Cost is less than Five Million Dollars ($5,000,000), the "Estimated Purchase Price" shall be Seventy-Two Million Five Hundred Thousand Dollars ($72,500,000) minus the amount of such deficiency. To the extent the Estimated Inventory Cost is greater than Five Million Dollars ($5,000,000), the "Estimated Purchase Price" shall be Seventy-Two Million Five Hundred Thousand Dollars ($72,500,000) plus the amount of such excess. To the extent the Estimated Inventory Cost is equal to Five Million Dollars ($5,000,000), the "Estimated Purchase Price" shall be Seventy-Two Million Five Hundred Thousand Dollars ($72,500,000).

     (b) During the weekend immediately prior to the Closing Date, Seller will conduct, and Buyer (or its representative) will observe, a physical inventory of each item of Inventory located at Seller's plant in Omaha, Nebraska or otherwise in possession of Seller as of such date. From the results of such physical inventory and within twenty (20) business days following the Closing Date, Seller will prepare a schedule (the "Revised Inventory Schedule"), setting forth the nature and quantity of the Inventory as of Closing and the cost of each item of Inventory (using Seller's accounting policies consistent with preparation of the Inventory Cost as described in Section 4.2(a)). The amount set forth in the Revised Inventory Schedule shall be equal to the product of the quantity of each item of Inventory set forth therein and Seller's cost of each such item (the aggregate of such amounts being collectively referred to herein as the "Revised Inventory Cost"), provided, however, that no amount of spare parts inventory having a book value in excess of $25,000 shall be included in the Revised Inventory Cost.

     (c) Within forty (40) business days following the Closing Date, Buyer shall deliver to Seller, in writing, notice of any dispute with the Revised Inventory Schedule (specifying in reasonable detail the basis therefor). If no such notice is delivered by Buyer within forty (40) business days following the Closing Date, or prior thereto, all disputes are resolved by Buyer and Seller, the Revised Inventory Schedule (including any revisions agreed to by Buyer and Seller) shall be final, binding and conclusive on Buyer and Seller. In the event Buyer and Seller cannot agree to the Revised Inventory Schedule within forty (40) business days following the Closing Date, Buyer and Seller shall attempt to resolve for a period of ten (10) business days the items remaining in dispute. If the parties are unable to reach a resolution within ten (10) business days of all disputed items, the parties shall together select and submit the items remaining in dispute for resolution to an independent nationally recognized accounting firm (the "Independent Accounting Firm"), which shall, within twenty (20) business days of such submission, determine and report to Buyer and Seller upon such remaining disputed items, and such report shall be final, binding and conclusive on Buyer and Seller. During the period from commencement of the Closing physical inventory to the resolution of any dispute with respect to the matters addressed in this Section 4.2, Buyer and Seller shall each cause their respective accountants to provide the other party, its accountants and the Independent Accounting

          Firm full access to their respective work papers, as applicable, relating to the Closing physical inventory and the schedules related thereto.

     (d) To the extent the Revised Inventory Cost as finally determined pursuant to Section 4.2(c) is less than Five Million Dollars ($5,000,000), the Purchase Price will be decreased, dollar for dollar, by the amount of such deficiency. To the extent the Revised Inventory Cost is greater than Five Million Dollars ($5,000,000), the Purchase Price will be increased, dollar for dollar, by the amount of such excess.

     (e) On the later of August 22, 1996 or five (5) business days after final determination of the Revised Inventory Schedule pursuant to Section 4.2(c), if the Purchase Price, as adjusted pursuant to Section 4.2(d), is greater than the Estimated Purchase Price, Buyer shall pay by wire transfer of immediately available funds to Seller an amount equal to such difference, or if the Estimated Purchase Price is greater than the Purchase Price, as so adjusted, Seller shall pay by wire transfer of immediately available funds to Buyer an amount equal to such difference. In either case, any payment made pursuant to this Section shall include simple interest thereon from the Closing Date to the date of payment at the Specified Rate.

     (f) Buyer and Seller shall each pay the fees and disbursements of their respective accountants. The fees and disbursements of the Independent Accounting Firm shall be borne equally by Buyer and Seller. Buyer and Seller shall each bear their respective costs and expenses of performing and valuing the physical inventory.

4.3  ALLOCATION OF PURCHASE PRICE

     The Purchase Price shall be allocated by Seller and Buyer among the Purchased Assets and Assumed Liabilities as agreed to by Buyer and Seller prior to the Closing Date. Seller and Buyer agree to report the allocation of the Purchase Price among the Purchased Assets and Assumed Liabilities in a manner entirely consistent with such allocation and agree to act in accordance with such allocation in the preparation of financial statements and filing of all tax returns (including, without limitation, filing Form 8594 with its Federal income tax return for the taxable year that includes the date of the Closing) and in the course of any tax audit, tax review or tax litigation relating thereto.

4.4  PAYMENT OF TAXES AND OTHER CHARGES

     At the Closing, Buyer and Seller shall (a) each pay one-half (50%) of the sales Taxes, documentary stamp Taxes, recording charges and other Taxes imposed by any Governmental Entity in connection with the transfer of the Purchased Assets (the "Transfer Taxes"), and (b) pay all of their other respective fees and charges in connection with the transactions contemplated hereby.


5.   REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller represents and warrants to Buyer as follows:

5.1  AUTHORITY

     Seller has full corporate power and authority to enter into and perform its obligations under this Agreement and the Related Agreements. This Agreement is, and the Related Agreements when executed in accordance with their respective terms will be, valid, legal and binding agreements of Seller enforceable against it in accordance with their respective terms.

5.2  DUE INCORPORATION, QUALIFICATION

     Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey and is qualified to do business in the jurisdictions in which its ownership of property or conduct of business legally requires such qualification, except jurisdictions in which the failure to be so qualified does not have a Material Adverse Effect. Seller has the full corporate power, authority and legal right to own its properties and assets included in the Mrs. Paul's Business and to conduct the Mrs. Paul's Business as presently conducted.

5.3  NO VIOLATION OF AGREEMENTS

     Neither the execution and delivery of this Agreement nor compliance by Seller with its terms and provisions will (a) violate any provision of the certificate of incorporation or bylaws of Seller or CSC; or (b) assuming receipt of the consents under Contracts listed on Schedule 5.12, violate, permit acceleration or termination under or result in the creation of any lien or other encumbrance on any of the Purchased Assets under any contract provision, license, franchise or Permit to which Seller or CSC is a party or by which either of them is or the Purchased Assets are bound; or (c) conflict with any law, statute or regulation or any injunction, order or decree of any Governmental Entity or court to which Seller or CSC is subject except where, in all of the foregoing cases, such a violation would not prohibit or materially impair Seller's ability to perform its obligations under this Agreement or would not have a Material Adverse Effect.

5.4  SUBSIDIARIES

     Other than ownership of the capital stock of MPK, the Purchased Assets do not include, directly or indirectly, any equity interest or investment in any corporation, partnership, business, trust or other entity or any contract or agreement to acquire such an interest or make such an investment. MPK currently conducts no business, currently owns no assets and, to Seller's knowledge, has no Liabilities in excess of $5.0 million.


5.5  FINANCIAL INFORMATION

     Seller has previously delivered to Buyer (i) the unaudited statements of Inventory and Tangible Personal Property as of October 29, 1995, (ii) the unaudited Statements of Brand Contribution and of Product Profit for the fiscal years ended July 30, 1995 and July 31, 1994, (iii) the unaudited statements of Brand Contribution for the Traditional Segment, the Specialty Seafood Segment, the Budget Segment, the Specialty Vegetables Segment and Discontinued and Other for the fiscal years ended July 30, 1995 and July 31, 1994, and (iv) the unaudited Statement of Brand Contribution for the three-months ended October 29, 1995, copies of which are attached as
     Schedule 5.5 (the "Financial Information").  Except as set forth on
     Schedule 5.5, the Financial Information was derived from the internal books and records of Seller, which have been maintained in a manner consistent with Seller's accounting practices with respect to the Mrs. Paul's Business. The Financial Information was derived from Seller's consolidated financial statements, which were prepared in accordance with GAAP consistently applied. The Financial Information presents fairly, in all material respects, the financial information purported to be set forth therein, subject to the qualifications and limitations set forth therein. Furthermore, the line items of Net Sales and Trade Promotions contained in the unaudited statements of Brand Contribution and Product Profit on a combined basis for the fiscal years ended July 30, 1995 and July 31, 1994 and the line items of Net Sales contained in the unaudited statements of Brand Contribution for the Traditional Segment, the Specialty Seafood Segment, the Budget Segment, the Specialty Vegetables Segment and Discontinued and Other for the fiscal years ended July 30, 1995 and July 31, 1994 present fairly, in all material respects for each of those separate captions, the financial information purported to be set forth therein, subject to the qualifications and limitations set forth therein. As the Mrs. Paul's Business has historically operated as part of the frozen foods group within Seller, it has not been accounted for as a separate legal entity. Accordingly, the Financial Information does not necessarily represent the financial information of the Mrs. Paul's Business as if it were to be accounted for as a separate legal entity. Seller makes no other representations or warranties with respect to the Financial Information.

5.6  ABSENCE OF CERTAIN CHANGES

     Except as set forth on Schedule 5.6 hereto or as otherwise contemplated by this Agreement, since October 29, 1995:

     (a) the Mrs. Paul's Business has been operated only in the ordinary course and there has not occurred any Material Adverse Effect; and

     (b) Seller has not, with respect to the Mrs. Paul's Business, (i) mortgaged, pledged or subjected to or permitted the imposition of any encumbrance upon any of the Purchased Assets, (ii) sold or otherwise disposed of any of the Purchased Assets, except for sales of Inventory in the ordinary course of business, (iii) disposed of or permitted to lapse any rights to the use of any Intellectual Property or (iv) agreed to any action referred to in this Section 5.6.

5.7  TAXES

     (a) Seller has filed or caused to be filed all federal, state, local and foreign Tax reports and returns required to be filed by it that relate to the Mrs. Paul's Business or the Purchased Assets, and has paid or caused to be paid all federal, state, local and foreign Taxes or charges in the nature of Taxes shown on such returns to be due to federal, state, local or foreign taxing authorities, except those being contested in good faith or for which adequate reserves have been taken.

     (b) There are no pending claims asserted for unpaid Taxes or assessments upon the Purchased Assets.

5.8  TITLE TO PURCHASED ASSETS

     Seller has (except for assets acquired between the date hereof and the Closing Date), and will have on the Closing Date (immediately prior to the Closing), good and marketable title to all of the Purchased Assets (except for certain of the

     Intellectual Property as to which CSC has such title), free and clear of all liens and encumbrances, except as set forth on Schedule 5.8.

5.9  INVENTORIES

     The Inventory of the Mrs. Paul's Business included in the Purchased Assets is of a quality, quantity and mix which is substantially usable or saleable in the ordinary course of the Mrs. Paul's Business, except for Inventories set forth on Schedule 5.9. Since October 29, 1995, the Inventory has been replenished in a normal and customary manner consistent with past practice of the Mrs. Paul's Business and prudent practice prevailing in the industry for inventory of the type included in the Purchased Assets.

5.10 PERMITS

     Except as set forth on Schedule 5.10, Seller possesses all licenses, Permits and other governmental approvals necessary to enable it to carry on the Mrs. Paul's Business as currently conducted, except where the lack of such license, Permit or other approval would not materially adversely affect Seller's ability to conduct the Mrs. Paul's Business or would not have a Material Adverse Effect. Each license, Permit or other governmental approval possessed by Seller with respect to the Mrs. Paul's Business is in full force and effect, there has been no material default or breach thereunder, and there is no pending or, to the knowledge of Seller, threatened proceeding under which any such license, Permit or other governmental approval may be revoked, terminated or suspended.

5.11 BROKERS

     Seller has not employed any broker, finder or financial advisor, or incurred any liability for any brokerage fee or commission, finder's fee or financial advisory fee, in connection with the transactions contemplated by this Agreement other than Lazard Freres & Co. LLC.

5.12 CONTRACTS

     Attached hereto as Schedule 5.12, is a list of all Contracts and leases (each a "Material Contract" and collectively the "Material Contracts") to which Seller or CSC is a party (except for certain immaterial contracts which do not require payment of more than $50,000 for any one contract or $250,000 for all such contracts, which immaterial contracts are also included in the Purchased Assets and except for Contracts related to Retained Liabilities), or of which Seller is an assignee, relating exclusively to the operation of the Mrs. Paul's Business, all of which are included in the Purchased Assets. Seller has delivered true and complete copies of each written Material Contract (or summaries thereof) and summaries of each oral Material Contract to Buyer. Each Material Contract is in full force and effect in accordance with its terms and except as set forth in Schedule 5.12, there have been no material amendments, modifications or supplements to any Material Contracts. Except as set forth in Schedule 5.12, there is no default or claim of default under any Material Contract and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a default by Seller or, in the case of the Sankyo Contract, Sankyo, or, to Seller's knowledge, any other party thereto, under any Material Contract, or would permit modification, acceleration or termination of any Material Contract, or result in the creation of any lien on any of the Purchased Assets, other than such defaults, claims or events the effect of which would not have a Material Adverse Effect. Other than the brokerage agreements described in
     Schedule 5.12, no Contract or other agreement to which the Purchased Assets are subject imposes any restriction on the territory in which the Mrs. Paul's Business may be conducted.

5.13 INTELLECTUAL PROPERTY

     Seller or CSC owns, or is licensed or otherwise has the right to use, all Intellectual Property necessary to conduct the Mrs. Paul's Business as currently conducted and all such Intellectual Property is included within the Purchased Assets. Schedule 5.13 hereto contains a list of all patents, registered and unregistered trademarks, trade names and registered and unregistered copyrights currently used exclusively by the Mrs. Paul's Business, all pending applications therefor and all licenses and other agreements relating thereto. Except as set forth on Schedule 5.13 hereto, no consent of third parties will be required for the use of any Intellectual Property as a consequence of the consummation of the transactions contemplated hereby. Except as set forth on Schedule 5.13,
     (i) no claims are currently being asserted by any person to the use of any Intellectual Property or challenging or questioning the validity or effectiveness of any such license or agreement, and to the knowledge of Seller, the use of such Intellectual Property by Seller does not infringe on the rights of any person and no suits or proceedings are pending or to the knowledge of Seller, threatened against Seller with respect to the foregoing; and (ii) no claims are currently being asserted and to the knowledge of Seller, no conditions exist upon which such claims could be based, that Seller is in default or is not in full compliance with all licenses and other agreements under which it is using any Intellectual Property. Notwithstanding anything to the contrary herein, Seller makes no representations or warranties of any kind whatsoever as to the Foreign Trademarks, and Buyer is purchasing the Foreign Trademarks on an "AS IS, WHERE IS" basis.

5.14 CONSENTS AND APPROVALS

     Except as may be required under the HSR Act, no approval, consent, waiver or authorization or filing or registration with any Governmental Entity is required to be made in connection with Seller's execution, delivery and performance of this Agreement, except for those approvals, consents, waivers, authorizations or filings the failure of which to obtain or make will not have a Material Adverse Effect.

5.15 LITIGATION

     Except as set forth on Schedule 5.15, there is no action, suit, proceeding or investigation pending or, to the knowledge of Seller, threatened, against Seller with respect to the Mrs. Paul's Business, before any court, arbitrator or other Governmental Entity which questions the validity of this Agreement or which, if adversely determined, would have a Material Adverse Effect.

5.16 COMPLIANCE WITH LAWS

     Except as set forth on Schedule 5.16, to Seller's knowledge, the Mrs. Paul's Business is not being conducted in violation of any law, ordinance or regulations of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect. The products, packaging and labels with respect to the Mrs. Paul's Business are in all material respects in compliance with the Federal Food, Drug and Cosmetic Act, including the Nutrition Labeling and Education Act of 1990, and the regulations issued thereunder. With respect to the Mrs. Paul's Business, Seller has not received and, to Seller's knowledge, no conditions exist which could reasonably be expected to lead to receipt of FDA or other regulatory notices, or complaints, orders or similar communications from any Government Entity regarding non-compliance by the Mrs. Paul's Business with applicable FDA or similar laws or regulations.

5.17 MAJOR CUSTOMERS

     Since October 29, 1995, as of the date hereof, Seller has not received written notice from (nor is the Vice President - Sales of the Frozen Foods Section of Seller aware of) any customer of the Mrs. Paul's Business which accounted for more than one percent (1%) of the aggregate gross sales for the 52-week period ended October 29, 1995 that such customer has terminated or expects to terminate two-thirds (2/3) or more of such business.

5.18 TANGIBLE PERSONAL PROPERTY

     All items of the Tangible Personal Property material to the conduct of the Mrs. Paul's Business are in substantially good condition and repair (normal wear and tear excepted) and are adequate for the uses to which they are being put in the ordinary course of the Mrs. Paul's Business.

5.19 TRADE DEALS AND PROMOTIONS

     Other than as set forth on Schedule 5.19, as of January 3, 1996, Seller has not, with respect to the Mrs. Paul's Business, offered, become bound by and/or is not a party to any trade deals, trade promotions or programs, trade refunds or cooperative programs or any consumer promotions and programs (including, without limitation, coupon, premiums and rebate programs), with respect to the period from February 1, 1996 to July 31, 1996, whether oral or written, the Liabilities for which in the aggregate for all such Liabilities, exceed the amount (or in the case of volume based amounts, the rate of increase thereof) set forth on Schedule 5.19. Since January 3, 1996, Seller has incurred Promotions Liabilities only in the ordinary course of business.

5.20 NO OTHER REPRESENTATIONS OR WARRANTIES

     Except for the representations and warranties contained in this Section 5, neither Seller nor any other person makes any other express or implied representation or warranty on behalf of Seller, and Seller hereby disclaims any such representation or warranty whether by Seller or any of its or the Mrs. Paul's Business' respective officers, directors, employees, agents or representatives or any other person, with respect to the execution and delivery of this Agreement and the Related Agreements or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to Buyer or any of its officers, directors, employees, agents or representatives or any other person of any documentation or other information by Sellers or any of its or the Mrs. Paul's Business' respective officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.


6.   REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer represents and warrants to Seller as follows:

6.1  AUTHORITY

     Buyer has full limited liability company power and authority to enter into and perform its obligations under this Agreement and the Related Agreements. This Agreement is, and the Related Agreements when executed in accordance with their respective terms will be, valid, legal and binding agreements of Buyer enforceable against it in accordance with their respective terms.

6.2  DUE ORGANIZATION, QUALIFICATION

     Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of its state of organization and is qualified to do business in the jurisdictions in which its ownership of property or conduct of business legally requires such qualification, except jurisdictions in which the failure to be so qualified does not have a material adverse effect on the financial condition, properties or operations of Buyer. Buyer has the full limited liability company power, authority and legal right to own its properties and assets and to conduct its business as presently being conducted.

6.3  NO VIOLATION OF AGREEMENTS

     Neither the execution and delivery of this Agreement nor compliance by Buyer with its terms and provisions will violate (a) any provision of the limited liability company agreement or bylaws of Buyer; (b) any contract provision, license, franchise or permit to which Buyer is a party or by which it is bound; or (c) any law, statute or regulation or, insofar as is known to Buyer, any injunction, order or decree of any Governmental Entity or courts to which Buyer is subject except where, in all cases, such a violation would not prohibit or materially impair Buyer's ability to perform its obligations under this Agreement.

6.4  CONSENTS AND APPROVALS

     Except as may be required under the HSR Act, to Buyer's knowledge, no approval, consent, waiver or authorization or filing or registration with any Governmental Entity is required to be made in connection with Buyer's execution, delivery and performance of this Agreement.

6.5  PURCHASE AGREEMENT

     Buyer has provided to Seller a true and complete copy of the Asset Purchase Agreement between it and VDK (the "VDK Purchase Agreement") and copies of the commitment letters for the senior bank debt and equity financing (the "Financing") contemplated by VDK to finance its acquisition of assets thereunder (the "Financing Commitment"). The VDK Purchase Agreement and the Financing Commitments are in full force and effect. As of the date hereof, Buyer is not aware of any fact or circumstance which could reasonably be expected to prevent Buyer from consummating the transactions contemplated by the VDK Purchase Agreement (including receipt by VDK of the Financing).

6.6  BROKERS

     Neither Buyer nor any of Buyer's officers, directors or employees has employed any broker, finder or financial advisor, or incurred any liability for any brokerage fee or commission, finder's fee or financial advisory fee, in connection with the transactions contemplated by this Agreement, nor is there any basis known to Buyer for any such fee or commission to be claimed by any person.

6.7  PROJECTIONS

     In connection with Buyer's investigation of the Mrs. Paul's Business, Buyer may have received from Seller or its representatives or advisors certain projections and other forecasts (including volume forecasts contained in the information set forth on Schedule 5.19). Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts, and that Buyer will have no claim against Seller with respect thereto. Accordingly neither Seller nor its representatives or advisors make any representation or warranty with respect to such projections and other forecasts, if any.


7.   PRE-CLOSING COVENANTS

7.1  SELLER'S COVENANTS

     Seller covenants as follows:

     (A) BUYER'S ACCESS TO PREMISES AND INFORMATION

          Buyer and its representatives shall, prior to Closing, have reasonable access (subject to reasonable restrictions necessary to comply with applicable antitrust or related laws and regulations), during normal business hours and upon reasonable advance notice to the President - Frozen Foods Group at Seller's headquarters, to such other management or other employees of Seller as Buyer may reasonably request, and to the Purchased Assets, business and books and records of the Mrs. Paul's Business, and Seller will furnish Buyer (subject to reasonable restrictions necessary to comply with applicable antitrust or related laws and regulations) with such financial and operating data and other information as to the Mrs. Paul's Business and the Purchased Assets as Buyer shall from time to time reasonably request for the purpose of verifying the representations and warranties of Seller hereunder and in order for Buyer to be able to prepare and timely file such unaudited and audited financial information relating to the Mrs. Paul's Business as Buyer or VDK is required to file under the federal securities laws. In connection with its preparation of any such financial information, in order to minimize Buyer's need for direct access, Buyer agrees to use the services of the Philadelphia office of Price Waterhouse LLP to the fullest extent possible in conducting such audit, provided that Buyer's regular audit partner based at Price Waterhouse LLP's San Francisco office will have ultimate responsibility for such audit and will issue the final report thereon. Seller shall furnish, or cause to be furnished, to Buyer the monthly brand contribution statements of the Mrs. Paul's Business (the "Interim Financial Information") similar in form and content to those contained in the Financial Information and any other financial and operating data and other information that is available with respect to the Business as Buyer shall from time to time reasonably request. Buyer acknowledges that certain of the information which may be made available to it is proprietary and includes confidential information. Buyer shall hold all such information in confidence and shall not disclose it to any person before the Closing without the prior written approval of Seller. The foregoing restriction shall not apply to any information which is or becomes publicly known other than by breach of this covenant or which is lawfully obtained from a third party, or to any disclosure required by law. If the transactions contemplated hereby are not consummated, Buyer shall return to Seller (without retaining any copies thereof) all documents, work papers and any other material obtained by Buyer or on its behalf from Seller, the Mrs. Paul's Business or their respective agents and shall at all times thereafter maintain the confidentiality of and shall not use for any purpose any and all confidential information obtained regarding Seller, the Purchased Assets or the Mrs. Paul's Business. In any event, all information provided or obtained pursuant to this Section 7.1(a) shall be held by Buyer in accordance with and subject to the terms of the Confidentiality Agreement dated September 28, 1995 between VDK and Seller which agreement shall remain in full force and effect following execution of this Agreement and consummation of the transactions contemplated hereby.

     (B)  CONDUCT OF THE MRS. PAUL'S BUSINESS IN NORMAL COURSE

          From the date hereof until the Closing, Seller will conduct the Mrs. Paul's Business in the ordinary course in accordance with past practice and use commercially reasonable efforts to preserve the Mrs. Paul's Business and its relationships with suppliers and customers.

     (C)  FURTHER COVENANTS

          From the date hereof until the Closing, and except as otherwise contemplated by this Agreement or consented to or approved by Buyer, Seller further agrees that:

          (i) it will not (A) subject any of the Purchased Assets to any lien, other than the liens disclosed in the Schedules hereto, (B) sell or transfer any material portion of the Purchased Assets, other than Inventory sold or used, and supplies used, in the ordinary course of business, or (C) sell, license or transfer any of the Intellectual Property or the Tangible Personal Property; and

          (ii) it will maintain the books and records of the Mrs. Paul's Business in accordance with good business practices and on a basis consistent with prior practice and the provisions herein.

     (D)  SUPPLEMENTS TO DISCLOSURE SCHEDULES

          Prior to the Closing, Seller shall deliver to Buyer information that arises from an event that occurs on or after the date hereof, or from an event that occurred prior to the date hereof but which was not and could not have been a matter of Seller's knowledge, supplementing or amending the representations, warranties and disclosures (including the Schedules hereto) in order to make such information therein timely, complete and accurate. Unless as a result of any such supplemental information the Buyer sends a termination notice under
          Section 12.1(c), any covenant, representation or warranty of Seller affected by such supplemental information shall be deemed to have been amended accordingly on the tenth (10th) day following Buyer's receipt of such supplemental information. Delivery of Interim Financial Information pursuant to Section 7.1(a) shall not be deemed delivery of supplemental information within the meaning of this Section 7.1(d).

     (E)  PROMOTIONS LIABILITIES

          Seller will give Buyer notice of any additional increase in Promotions Liabilities beyond the amounts set forth in Schedule 5.19. At Closing, Seller will use its best efforts to provide to Buyer copies of all "deal sheets," customer agreements and other materials that memorialize the Promotions Liabilities.

     (F)  MAJOR CUSTOMERS

          Prior to the Closing, Seller shall promptly provide Buyer notice if it receives written notice from (or if the Vice President-Sales of the Frozen Foods Section of Seller becomes aware of) any customer of the Mrs. Paul's Business which accounted for more than one percent (1%) of the aggregate gross sales for the 52-week period ended October 29, 1995 that such customer has terminated or expects to terminate two-thirds (2/3) or more of such business.

7.2  SHARED TECHNOLOGY, ETC.

     (A) Seller hereby acknowledges that certain intellectual property of the type described in clauses (i) to (iv) of Section 1.1(af) may be used as of the Closing in both (i) the Mrs. Paul's Business and (ii) a business or line of business of Seller or its affiliates other than the Mrs. Paul's Business (the "Shared IP"). Seller hereby waives any right, remedy or cause of action it might have against Buyer (or any person to whom Buyer sells or otherwise transfers all or any portion of the Mrs. Paul's Business) arising out of or related to Buyer's (or any such person's) use of any Shared IP in the Mrs. Paul's Business from and after the Closing, other than rights, remedies or causes of action that arise prior to the Closing or, in the case of any person to whom Buyer sells or otherwise transfers all or any portion of the Mrs. Paul's Business, prior to such sale or transfer.

     (B) Seller hereby grants to Buyer, as of the Closing, a royalty-free license to use in the Mrs. Paul's Business the Patent Number 5,266,340 dated November 30, 1993 which license may be assigned by Buyer in whole or in part, without Seller's consent, in connection with a sale or transfer of all or a portion of the Mrs. Paul's Business and which license shall terminate upon expiration of the term of such patent.

7.3  PUBLICITY

     Neither party hereto will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party hereto, except as may be required by law or as required by any stock exchange on which the shares of Seller's stock are listed.

7.4  COOPERATION

     Each of Buyer and Seller agrees to cooperate with the other in the performance of all obligations under this Agreement and to use reasonable efforts in good faith to fulfill its obligations under this Agreement and to satisfy or cause to be satisfied, at or before the Closing, the conditions to each party's performance under this Agreement insofar as such conditions are within the control of such party, including obtaining any consents and approvals of any Governmental Entity required to be obtained by either of them in order to permit the consummation of the transactions contemplated by this Agreement, or to otherwise satisfy the conditions set forth in Sections 9 and 10. Buyer and Seller agree to advise the other party promptly if such party determines that any condition precedent to its obligations hereunder will not be satisfied in a timely manner. In addition, Buyer hereby agrees, and agrees to cause its representatives and VDK and its representatives, to take no action outside the ordinary course of business reasonably likely to adversely affect the business, properties, financial condition or results of operation of the Mrs. Paul's Business (other than affecting competitors as a whole).

7.5  BULK TRANSFER LAW

     Seller and Buyer agree to waive compliance with the Nebraska bulk transfer law and the bulk transfer law of any other jurisdiction in which Purchased Assets are located, with respect to the sale and purchase of the Purchased Assets.

7.6  ACCOUNTS RECEIVABLE

     Seller shall be entitled to collection and receipt of all Accounts Receivable, provided that to the extent a customer takes a deduction for any amount with respect to an Assumed Liability, Seller shall be entitled to be reimbursed by Buyer for any such deduction. Seller and Buyer shall cooperate in good faith in order to ensure that Seller receives payment of the Accounts Receivable outstanding at the end of the day immediately prior to the Closing with respect to products shipped prior to Closing and that Buyer receives payment of accounts receivable of the Mrs. Paul's Business issued after the Closing with respect to products shipped on or after the Closing. To the extent that either Buyer or Seller receives payment of accounts receivable owned by the other party, or Seller becomes entitled to reimbursement pursuant to the first sentence of this Section 7.6, Buyer and Seller agree to promptly (within ten (10) Business Days) remit the proceeds to the designated bank account of Seller or Buyer, as appropriate. Seller may direct all trade debtors to make payment on such Accounts Receivable outstanding as of the close of business on the day immediately preceding the Closing to Seller's specified address and/or account.

7.7  RELATED AGREEMENTS

     (A)  TRANSITION SERVICES AGREEMENT

          Buyer and Seller shall execute a Transition Services Agreement (the "Transition Services Agreement") at or prior to Closing which shall provide for Seller to provide specified transition services to Buyer upon the terms set forth on Exhibit 7.7(a) hereto.

     (B)  CO-PACK AGREEMENT

          Buyer and Seller shall execute a Co-Pack Agreement (the "Co-Pack Agreement") at or prior to Closing, which shall provide, among other things, for Seller to co-pack products produced for the benefit of Buyer following the Closing upon the terms set forth on Exhibit 7.7(b) hereto.

     (C)  MPK INDEMNITY

          Seller shall execute and deliver to Buyer at or prior to Closing an instrument (the "MPK Indemnity") pursuant to which Seller shall agree to indemnify Buyer with respect to the Liabilities described in
          Section 3.2(i) or breach of the last sentence of Section 5.4 on terms substantially similar to the indemnification for Retained Liabilities provided in Section 13 hereof, provided that Seller shall be responsible and shall assume the defense of any claim with respect to such Liabilities and any notices with respect thereto shall be given within a reasonable time.

7.8  REMOVAL OF TANGIBLE PERSONAL PROPERTY

     Following the Closing and at such time as provided in the Transition Services Agreement, Seller agrees that it will, at its expense, disassemble, crate in a manner suitable for shipment and make available to Buyer at Seller's plant in Omaha,

     Nebraska all of the Purchased Assets required to be moved from Seller's plant in Omaha, Nebraska. Buyer shall be responsible for, and shall bear all expense and risk with respect to, loading and transporting such assets from Seller's plant and installing such assets at Buyer's location. Buyer and Seller shall cooperate to facilitate transfer of the assets from Seller's plant to Buyer, including joint scheduling, mutual notices and other such reasonable efforts.

7.9  ACQUISITION PROPOSALS

     From the date hereof until the earlier of (i) the termination of this Agreement pursuant to Section 12.1 and (ii) the Closing Date, Seller shall not, and shall cause its subsidiaries, affiliates, agents, representatives, and any other person acting on its behalf not to, directly or indirectly, solicit, negotiate with respect to, actively facilitate or accept any offers for the purchase or sale of or otherwise transfer the Mrs. Paul's Business, or otherwise effect any transaction inconsistent with the transactions contemplated herein or agree to do any of the foregoing, and Seller shall terminate any existing activities or discussions with any party other than Buyer and its representatives.

7.10 RESTRICTIONS ON BUYER'S ACTIVITIES

     Other than in connection with the transactions contemplated by this Agreement and the VDK Purchase Agreement, prior to Closing, Buyer shall not engage in any operations, enter into any transactions or incur any liabilities.

8.   POST-CLOSING COVENANTS

     8.1  FURTHER ASSURANCES

     From time to time, at Buyer's request, whether at or after the Closing and without further consideration, Seller agrees to execute and deliver such further instruments of conveyance and transfer and to take such other actions as Buyer may reasonably require to convey and transfer more effectively to Buyer the Purchased Assets. Buyer agrees that after the Closing, from time to time, it will promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Seller. In addition, from and after the Closing Seller shall prepare and deliver to Buyer or otherwise give Buyer and its accountants reasonable access to such information, data and books and records of Seller as Buyer may reasonably request in order for Buyer to be able to timely file such audited and unaudited financial information relating to the Mrs. Paul's Business as Buyer or VDK is required to file under the federal securities laws. In connection with the foregoing, in order to minimize Buyer's need for direct access, Buyer agrees to use the services of the Philadelphia office of Price Waterhouse LLP to the fullest extent possible in conducting such audit, provided that Buyer's regular audit partner based at Price Waterhouse LLP's San Francisco office will have ultimate responsibility for such audit and will issue the final report thereon. Buyer shall pay all fees and expenses associated with preparing such audited and unaudited financial information.


8.2  NONCOMPETITION COVENANT

     (a) For and in consideration of Buyer's purchasing the Purchased Assets, during the period commencing on the Closing Date and ending thirty
          (30) months following the Closing Date, Seller shall not engage in any Competitive Activity. For purposes of this Agreement, "Competitive Activity" means participation, without the written consent of Buyer, in the conduct in North America of any business operation (a "Competitive Operation"), the business of which is the sale in North America of frozen fried coated seafood products in a "bulk" or single-component presentation of the kind sold by Seller in the Mrs. Paul's Business as of the Closing Date or sale of any product under the Mrs. Paul's brand name or the trademarks listed on Schedule 5.13. Competitive Activity shall not include:

          (i) the SKUs of Swanson frozen foods which include frozen coated seafood with a side dish and/or dessert, or any additional SKUs which include coated or uncoated, cooked or frozen, seafood which may from time to time be developed by Seller or any of its affiliates or divisions and sold under the "Swanson" or another of Seller's brand names provided that no such SKUs contain frozen fried coated seafood products in other than a multi-component presentation,

          (ii) the ownership of less than 20% of the equity securities or other interest in any enterprise, provided such ownership is passive other than the exercise of shareholder rights, or

          (iii) participation in the management of any enterprise or any business operation thereof not owned by Seller, other than management of a Competitive Operation of such enterprise.

          The covenants of Seller set forth above shall not restrict Seller from acquiring in any manner, and subsequently operating and managing, any business, organization, company or other entity which, directly or indirectly, manufactures, sells or distributes any frozen fried coated seafood products so long as the sale of frozen fried coated seafood in North America represents less than 25% of the total revenues of the entity acquired. In no event shall this covenant not to compete prohibit Seller from fulfilling its obligations under the Co-Pack Agreement.

     (b) Seller agrees that (i) a breach by it of this Section 8.2 will result in irreparable harm to Buyer, (ii) Buyer's damages at law would be inadequate, and (iii) Seller consents to the entry of an immediate injunction enjoining such breach upon Buyer's proof that Seller has breached the provisions of this Section 8.2. In the event that this covenant not to compete shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too extensive in any other respects, it shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such a court in such action.

8.3  CERTAIN TAX MATTERS

     (a) Buyer and Seller will reasonably cooperate with each other in providing such tax-related certificates and information requested for purposes of reducing or eliminating Transfer Taxes or other taxes or assessments arising from the transfer of the Purchased Assets.

     (b) As soon as practicable following the Closing, but in no event later than sixty (60) days after the close of Seller's tax year, Buyer shall deliver to Seller and otherwise give Seller and its accountants access to such information and data and books and records as Seller may reasonably request, including such information required by Seller's customary Tax and accounting questionnaire, in order to enable Seller and its affiliates to complete and file all federal, state and local returns, schedules and other documents that may be required to be filed by it and to otherwise enable Seller and its affiliates to satisfy its internal accounting, Tax and other requirements with respect to the Purchased Assets and the operation of the Mrs. Paul's Business.

8.4  OTHER MATTERS

     (a) Buyer agrees that it will not give notice of termination under any brokerage agreement included in the Contracts until the later of (i) April 15, 1996 and (ii) 30 days after the Closing Date; provided, however, that Seller may give notice of termination to up to one such broker as of the Closing Date.

     (b) If the Closing shall occur on or before February 29, 1996, Buyer agrees to pay one-half (50%) of the insertion costs incurred by Seller in connection with the coupon drop scheduled for February 11, 1996.

     (c) From and after the Closing, Buyer and Seller shall cooperate with each other to have Buyer pay all Assumed Liabilities (or provide reimbursement to Seller if it pays them) and to have Seller pay all Retained Liabilities (or provide reimbursement to Buyer if it pays them).

9.   CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE

     The obligation of Buyer to purchase the Purchased Assets under this Agreement is subject to the satisfaction, at or before the Closing, of all the conditions set out below in this Section 9. Buyer may waive any or all of these conditions in whole or in part.

9.1  ACCURACY OF REPRESENTATIONS AND WARRANTIES; PERFORMANCE BY SELLER

     The representations and warranties of Seller contained in this Agreement shall be true in all material respects, except for changes permitted or contemplated by this Agreement, on the Closing Date with the same effect as if made at that time (except to the extent that they expressly relate to an earlier date). Seller shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or satisfied by it prior to or on the Closing Date. Seller shall have delivered to Buyer a certificate signed by an authorized officer, dated the Closing Date, certifying to the foregoing effect.

9.2  CERTIFIED RESOLUTIONS

     Buyer shall have received a certificate of an authorized officer of Seller, satisfactory to Buyer, with respect to the authorization by the board of directors of Seller of the transactions contemplated hereby.

9.3  LITIGATION OR PROCEEDINGS

     No statute, rule or regulation or order of any court or Governmental Entity shall be in effect which prohibits the transactions contemplated by this Agreement or which would have a material adverse effect on Buyer's use or ownership of the Purchased Assets or conduct of the Mrs. Paul's Business following the Closing, nor shall there be pending or threatened any litigation, suit, action or proceeding by any party which will have a material adverse effect on Buyer's use or ownership of the Purchased Assets or conduct of the Mrs. Paul's Business following the Closing.

9.4  CONSENTS

     All statutory and regulatory consents and approvals required of any Governmental Entity shall have been obtained; and any waiting period under the HSR Act shall have expired. The applicable lessor shall have consented to the assignment to Buyer of the equipment leases listed on Schedule 5.12, or Seller shall have made available to Buyer the use of the equipment subject to such leases at the same cost as would apply if they were assigned to Buyer at Closing.

9.5  TRANSITION SERVICES AGREEMENT

     Seller shall have entered into the Transition Services Agreement at or prior to Closing.

9.6  CO-PACK AGREEMENT

     Seller shall have entered into the Co-Pack Agreement at or prior to Closing.

9.7  MPK INDEMNITY

     Seller shall have executed and delivered the MPK Indemnity at or prior to Closing.

9.8  LEGAL OPINION

     Buyer shall have received the opinion of the General Counsel or Deputy General Counsel of Seller as to the matters set forth on Exhibit 9.8 hereto.

9.9  PURCHASE AGREEMENT

     The conditions precedent to consummation of the transaction contemplated by the VDK Purchase Agreement shall have been satisfied or waived concurrently with the consummation of the transactions under this Agreement.

9.10 FAIRNESS OPINION

     The Buyer shall have received the opinion of an investment bank mutually acceptable to Buyer and Seller addressed to Buyer and VDK stating that the terms of the VDK Purchase Agreement are fair to VDK from a financial point of view, and Seller shall have paid the fees and expenses related to such fairness opinion.

9.11 WAIVER OF CONDITIONS

     Notwithstanding the failure of any one or more of the foregoing conditions, Buyer may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and upon written waiver. To the extent that Buyer proceeds with the Closing, Buyer shall be deemed to have waived for all purposes any rights or remedies it may have against Seller by reason of the failure of any such conditions.


10.  CONDITIONS PRECEDENT TO SELLER'S PERFORMANCE

     The obligation of Seller to sell and transfer the Purchased Assets under this Agreement is subject to the satisfaction, at or before the Closing, of all the following conditions. Seller may waive any or all of these conditions in whole or in part.

10.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES; PERFORMANCE BY BUYER

     The representations and warranties of Buyer contained in this Agreement shall be true in all material respects, except for changes permitted or contemplated by this Agreement, on the Closing Date with the same effect as if made at that time (except to the extent that they expressly relate to an earlier date). Buyer shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or satisfied by it prior to or on the Closing Date. Buyer shall have delivered to Seller a certificate signed by an authorized officer of Buyer, dated the Closing Date, certifying to the foregoing effect.

10.2 CERTIFIED RESOLUTIONS

     Seller shall have received a certificate of an authorized officer of Buyer, in form and substance satisfactory to Seller, with respect to the authorization by the board of directors of Buyer of the execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby.

10.3 LITIGATION OR PROCEEDINGS

     No statute, rule or regulation or order of any court or Governmental Entity shall be in effect which prohibits the transactions contemplated by this Agreement or which would prohibit Seller's consummating the transactions contemplated hereunder, nor shall there be pending or threatened any litigation, suit, action or proceeding by any party which could prohibit Seller's consummation of the transactions contemplated hereby.

10.4 REGULATORY APPROVALS

     All statutory and regulatory consents and approvals required of any Governmental Entity shall have been obtained; and any waiting period under the HSR Act shall have expired.

10.5 TRANSITION SERVICES AGREEMENT

     Buyer shall have entered into the Transition Services Agreement.

10.6 CO-PACK AGREEMENT

     Buyer shall have entered into the Co-Pack Agreement at or prior to Closing.

10.7 LEGAL OPINION

     Seller shall have received the opinion of Richards & O'Neil, LLP as to the matters set forth on Exhibit 10.7 hereto.

10.8 WAIVER OF CONDITIONS

     Notwithstanding the failure of any one or more of the foregoing conditions, Seller may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and upon written waiver. To the extent that Seller proceeds with the Closing, Seller shall be deemed to have waived for all purposes any rights or remedies it may have against Buyer by reason of the failure of any such conditions or the breach of any such representations.

11.  THE CLOSING

11.1 THE CLOSING

     The closing of the sale and purchase of the Purchased Assets (the "Closing") shall take place at 10:00 a.m. on February 26, 1996 (or thereafter on the first business day of a subsequent week as soon as practicable following satisfaction of all conditions to the Closing) (such time and date being referred to as the "Closing Date") at the offices of Richards & O'Neil, LLP, or on such other date or at such other time or place as may be mutually agreed upon by the parties hereto. Except as provided in Section 12, failure to consummate the Closing shall not result in the termination of this Agreement or relieve any person of any obligation hereunder.

11.2 ITEMS TO BE DELIVERED AT CLOSING BY SELLER

     At the Closing, Seller shall deliver to Buyer:

     (a) A Bill of Sale in a form reasonably satisfactory to the parties and their counsel, transferring the Purchased Assets to Buyer;

     (b) An Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") in a form reasonably satisfactory to the parties and their counsel;

     (c) Such other instruments of transfer and conveyance (including appropriate assignments as to Intellectual Property (the "Trademark Assignments")) as Buyer shall reasonably deem necessary or desirable to effectively vest in Buyer good and marketable title to the Purchased Assets; and

     (d)  The certificates and agreements referred to in Section 9 hereof.

11.3 ITEMS TO BE DELIVERED AT CLOSING BY BUYER

     At the Closing, Buyer shall deliver to Seller:

     (a) The Buyer Note, together with appropriate documentation of any and all collateral securing such Buyer Note as may be requested by Seller;

     (b)  The Assignment and Assumption Agreement; and

     (c)  The certificates and agreements referred to in Section 10 hereof.

12.  TERMINATION

12.1 TERMINATION

     This Agreement may be terminated prior to the Closing Date:

     (a)  by mutual consent;

     (b) by either Buyer or Seller, if the transactions contemplated hereby are not consummated on or before March 29, 1996, or if as of such date the Closing shall not have occurred by reason of the failure to satisfy the conditions set forth in Sections 9.4 and 10.4 hereof and all other conditions set forth in Sections 9 and 10 could have been satisfied as of such date but for such failure, on or before May 17, 1996 (or such later date as may be agreed upon in writing by the parties hereto) (the "Final Termination Date"), provided, however, that the right to terminate this Agreement under this Section 12.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

     (c) by either of Seller or Buyer if there has been a material misrepresentation or material breach on the part of the other party in the representations, warranties, covenants or agreements set forth in this Agreement which is not cured within ten (10) business days after such other party has been notified in writing of the intent to terminate this Agreement pursuant to this Section 12.1(c).

12.2 EFFECT OF TERMINATION

     In the event of termination of this Agreement pursuant to Section 12.1, all rights of all parties hereto shall terminate, except for the confidentiality provisions of Section 7.1(a), which shall survive indefinitely and except for liability in the event the Closing does not occur and this Agreement terminates by reason of a default or breach by any party hereto.

13.  INDEMNITY

13.1 INDEMNITY BY SELLER

     (a) Seller shall indemnify and hold Buyer, its successors, assigns, officers, directors, agents, representatives and employees (each, a "Buyer Indemnitee") harmless from and against any Indemnifiable Losses which are suffered by a Buyer Indemnitee arising out of or as a result of (a) any misrepresentation or breach of any representation, warranty or covenant of Seller contained in this Agreement or (b) any Retained Liability. Seller shall not be required to indemnify and hold harmless Buyer with respect to any loss incurred by Buyer with respect to a breach of any representation or warranty unless, until and then only to the extent that the aggregate amount of all such Indemnifiable Losses exceeds $500,000 (the "Threshold") whereupon Buyer may claim indemnification only for the amount of such Indemnifiable Losses or any portion thereof which exceeds the Threshold. Notwithstanding anything to the contrary contained herein, the aggregate amount required to be paid by Seller pursuant to this Section 13.1(a) shall in no event exceed $25,000,000 in respect of Indemnifiable Losses for breaches of representations and warranties.

     (b) The indemnity remedy provided by this Section 13.1, subject to the limitations set forth herein, shall be Buyer's exclusive remedy for the recovery of any Indemnifiable Losses, damages, deficiencies, liabilities, costs and expenses resulting from, relating to or arising out of any misrepresentation or breach of representation or warranty made by or on behalf of Seller in this Agreement or in any certificate delivered by Seller pursuant hereto. In furtherance of the foregoing, Buyer hereby waives, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action (including rights of contribution, if any) with respect to a breach of any representation or warranty it may have against Seller or any of Seller's affiliates arising under or based upon any federal, state or local statute, law, ordinance, rule, regulation or judicial decision (including, without limitation, any such relating to environmental matters or arising under or based upon any securities law, common law or otherwise).

     (c) Notwithstanding anything to the contrary contained herein, in no event shall Buyer be permitted to offset any amount owed by Seller for any reason (whether or not pursuant to this Section 13) against payments due under the Buyer Note or any other Related Agreement; provided, that Buyer may offset amounts due under the MPK Indemnity against any amount Buyer owes to Seller under the Related Agreements.

13.2 INDEMNITY BY BUYER

     Buyer shall indemnify and hold Seller and its successors, assigns, officers, directors, agents, representatives and employees (each, a "Seller Indemnitee") harmless from and against any Indemnifiable Losses which are suffered by a Seller Indemnitee arising out of or as a result of (a) any misrepresentation or breach of any representation, warranty or covenant of Buyer contained in this Agreement, or (b) any Assumed Liabilities.

13.3 INDEMNIFICATION PROCEDURES

     (a) If an Indemnitee receives written notice of the assertion or commencement of any Third Party Claim against such Indemnitee with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) calendar days after receipt of such notice of such Third Party Claim. Such notice will describe the Third Party Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in, or, by giving written notice to the Indemnitee, to assume, the defense of any Third Party Claim at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel (reasonably satisfactory to the Indemnitee), and the Indemnitee will cooperate in good faith in such defense.

     (b) If, within thirty (30) calendar days after giving notice of a Third Party Claim to an Indemnifying Party pursuant to Section 13.3(a), an Indemnitee receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in the last sentence of Section 13.3(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. Without the prior written consent of the Indemnitee, the Indemnifying Party will not enter into any settlement of any Third Party Claim unless such settlement provides for the full and unconditional release of the Indemnitee from any and all liabilities and obligations related to such Third Party Claim. If a firm offer is made to settle a Third Party Claim and such offer provides for such release of the Indemnitee and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within ten (10) calendar days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim at its own expense and, in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnitee through the end of such tenth calendar day period.

     (c) Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "Direct Claim") will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than twenty (20) calendar days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party will have a period of thirty (30) calendar days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Section 13.

     (d) A failure to give timely notice or to include any specified information in any notice as provided in Sections 13.3(a), 13.3(b) or 13.3(c) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise prejudiced as a result of such failure. A failure to give notice in the time specified in either Sections 13.3(a) or (c) shall not, in and of itself, prejudice the party entitled to such notice.

     (e) If the amount of any Indemnifiable Loss, at any time subsequent to the making of an Indemnity Payment, is reduced by a Third Party Recovery, the amount of such Third Party Recovery, less any costs, expenses or taxes incurred in connection therewith will promptly be repaid by the Indemnitee to the Indemnifying Party. If such amount has not been repaid by the Indemnitee to the Indemnifying Party within five (5) days of the Indemnitee's receipt of the Third Party Recovery, such amount will accrue interest from the date of payment thereof to the date of repayment at a rate of interest equal to Prime Rate, as publicly announced in the Wall Street Journal and in effect from time to time during such period, plus 1 1/2%, calculated on the basis of the actual number of days elapsed over 365 (the "Specified Rate").
          The Indemnitee will use all reasonable efforts to pursue any such claim, recovery, settlement or payment by or against any such insurer or such other person or entity. Buyer shall use reasonable efforts to obtain a waiver from its insurers of any rights they have to be subrogated to Buyer's indemnification rights against Seller hereunder unless such waiver would result in a breach of or termination of any insurance under Buyer's insurance policies.

     (f) Notwithstanding anything to the contrary contained herein, neither party hereto shall be deemed to have breached any representation, warranty or covenant if (i) such party shall have notified the other party hereto in writing (in compliance with Section 7.1(d) if with respect to a representation and warranty), on or prior to the Closing Date, of the breach of, or inaccuracy in, or any facts or circumstances constituting or resulting in the breach of or inaccuracy in, such representation, warranty or covenant, and (ii) such other party has permitted the Closing to occur and, for purposes of this Agreement, is thereby deemed to have waived such breach or inaccuracy; provided, however, that a disclosure pursuant to this Section 13.3(f) shall not prejudice the rights of the parties pursuant to Sections 9, 10 or 12, as applicable, not to consummate the transactions contemplated by this Agreement.

13.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     The indemnification for breaches of representations and warranties provided for in Section 13.1(a) and Section 13.2 shall be limited to claim notices delivered within eighteen (18) months following the Closing Date (except as otherwise provided in the MPK Indemnity); provided that indemnification for a breach of Section 5.12 (Intellectual Property) shall be limited to claim notices delivered prior to the fourth anniversary of the Closing Date; and provided, further, that if there is pending at the applicable termination date any claim for indemnification asserted under this Section 13 (whether or not formal legal action shall have been commenced upon such claim), such claim shall continue to be subject to indemnification in accordance with this Agreement.

13.5 CORPORATE OBLIGATIONS

     Buyer and Seller hereby acknowledge that the obligations of the parties to this Agreement are obligations of such entities and that no shareholder, director, member or officer of Buyer or Seller, in their capacity as such, shall be personally liable for monetary damages resulting from any breach of this Agreement, absent fraud on the part of such person.

14.  MISCELLANEOUS

14.1 RECOVERY OF LITIGATION COSTS

     If any dispute resolution proceeding or legal action is brought for the enforcement of this Agreement or the MPK Indemnity, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

14.2 ENTIRE AGREEMENT; MODIFICATION; WAIVER

     This Agreement, together with the Related Agreements, constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties. No supplement, modification or amendment of this Agreement or the Related Agreements shall be binding unless executed in writing by both parties hereto. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Except as otherwise provided in this Agreement, no waiver shall be binding unless executed in writing by the party making the waiver.

14.3 COUNTERPARTS

     This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.4 ASSIGNMENT

     This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns, but this Agreement shall not be assignable without the prior written consent of the other parties hereto; provided that Buyer may assign to an affiliate of Buyer its rights hereunder to purchase the capital stock of MPK; and provided further that at or after the Closing Buyer may assign this Agreement and the Related Agreements to VDK or any other person reasonably acceptable to Seller provided that, pursuant to an instrument reasonably acceptable to Seller, VDK or such other person (a "Permitted Assignee") purchases and assumes the assets and liabilities purchased and assumed by Buyer pursuant to this Agreement and assumes and agrees to perform all the obligations of Buyer pursuant to this Agreement and the Related Agreements other than the Buyer Note, as if such Permitted Assignee originally executed this Agreement and the Related Agreements (other than the Buyer Note) as "Buyer". Upon assignment to a Permitted Assignee in compliance with the foregoing sentence, such Permitted Assignee shall be deemed for all purposes under this Agreement and the Related Agreements (other than the Buyer Note) to be "Buyer" as if such Permitted Assignee originally executed this Agreement and the Related Agreements (other than the Buyer Note) in that capacity.

14.5 FEES AND EXPENSES

     Except as otherwise specifically provided in this Agreement, each of Seller and Buyer shall pay all fees, costs and expenses (including without limitation legal, investment banking and accounting expenses) incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

14.6 NOTICES

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally by hand delivery to the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, or upon receipt of "good" transmission if sent by telecopy, as follows:

     If to Campbell:

          Campbell Soup Company
          Campbell Place
          Camden, New Jersey 08103-1799
          Attention: Corporate Secretary

          With a copy to:

          Linda A. Lipscomb, Esquire
          Deputy General Counsel
          Campbell Soup Company
          Campbell Place
          Camden, New Jersey 08103-1799

     If to Buyer:

          Shellfish Acquisition Company, LLC
          c/o Dartford Partnership L.L.C.
          801 Montgomery Street
          Suite 400
          San Francisco, CA 94133
          Attention: President

          With a copy to:

          Richards & O'Neil, LLP
          885 Third Avenue
          New York, New York 10022
          Attention: Craigh Leonard

Any party may change its address for purposes of this Section by giving the other party written notice of the new address in the manner set forth above.

14.7 THIRD PARTY BENEFICIARIES

     Buyer and Seller agree and acknowledge that VDK is intended to be a beneficiary of the promises, obligations and rights of Seller under this Agreement and that VDK may enforce this Agreement against Seller in the same manner and to the same extent as Buyer.

14.8 GOVERNING LAW

     This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

14.9 EFFECT OF HEADINGS

     The subject headings in this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

     IN WITNESS WHEREOF, the parties to this Agreement have duly executed it on the day and year first above written.



                                         SHELLFISH ACQUISITION
                                          COMPANY, LLC



                                         By: /s/ James B. Ardrey
                                            --------------------------
                                         Title: Member



                                         CAMPBELL SOUP COMPANY


                                         By: /s/ Keith Lou Donner
                                            --------------------------
                                         Title: President, Frozen Foods Group

                                                                     EXHIBIT 4.1


                         NON-RECOURSE PROMISSORY NOTE


$____________                                                     ________, 1996

          SHELLFISH ACQUISITION COMPANY, LLC ("Maker"), for value received and intending to be legally bound, hereby promises to pay to the order of CAMPBELL SOUP COMPANY ("Payee"), at Payee's office at Campbell Place, New Jersey or at such other office as Payee designates in writing to Maker, the principal sum of $_______, together with all accrued but unpaid interest, as described below. Payments of principal and interest hereunder shall be in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

          This Note was issued by Maker contemporaneously with the closing of the purchase and sale of certain assets of Payee under the Asset Purchase and Sale Agreement dated as of January 17, 1996 between Payee and Maker. As security for the payment of the principal and interest due and payable hereunder, Maker has caused to be delivered to Payee an irrevocable standby letter of credit. Other than its right to draw under such letter of credit, Payee shall have no recourse against Maker for payment of principal and interest under this Note, that is, Payee shall look solely to such letter of credit for the payment of the interest and principal under this Note and no other property or assets of the Maker or any of the Maker's officers, directors, shareholders or principals shall be subject to levy, execution or other enforcement procedure for any payment required to be made under this Note, or for the performance or observance of any obligations contained herein.

          This Note shall be due and payable on August 22, 1996.

          Maker promises to pay interest on the unpaid principal amount of this Note at an annual rate of *%. Such interest shall be due and payable upon payment of the principal amount hereof.

          This Note may not be prepaid prior to maturity.

          An "Event of Default" under this Note shall occur if:

          (i) Maker fails to pay the accrued interest or principal on this Note when and as it shall become due and payable, whether at maturity or otherwise; or

          (ii) Maker shall be adjudicated a bankrupt or insolvent, or admit in writing its inability to pay debts as they mature, or make any assignment for the benefit of its creditors; or Maker shall apply for or consent to the appointment of any receiver, trustee, or similar officer for Maker or for all or any substantial part of its property; or such receiver, trustee or similar officer shall

- ----------------------------
    * Rate payable on Treasury Bills maturing on August 22, 1996, after giving effect to any premium or discount reflected in the purchase price of such Treasury Bills on the Closing Date.

be appointed without the application or consent of Maker and shall continue undischarged for a period of 30 days; or Maker shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding relating to Maker under the laws of any jurisdiction; or any such proceeding shall be instituted (by petition, application or otherwise) against Maker and an order for relief shall be entered in such proceeding or such proceeding shall remain undismissed for a period of 30 days; or any judgement, writ, warrant of attachment or execution or similar process shall be issued or levied against property of Maker which represents a substantial portion of its property and such judgement, writ, or similar process shall not be released, vacated or fully bonded within 30 days after its issue or levy.

          If an Event of Default occurs and is continuing, then Payee may declare the principal of this Note and accrued interest hereunder to be due and payable immediately by a notice in writing to Maker and upon any such declaration such principal and accrued interest hereunder shall become immediately due and payable.

          No amendment, modification or waiver of any provision of the Note nor consent to any departure by Maker therefrom shall be effective unless the same shall be in writing and signed by Payee and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

          Maker hereby waives any requirements of presentment for payment, notice of dishonor, notice of protest and protests.

          Payment of this Note shall not be subject to any counterclaim, setoff, recoupment or defense of any kind by or in the right of Maker, and Maker hereby expressly and irrevocably waives any right Maker may now or at any time in the future have to bring or assert any such counterclaim, setoff, recoupment or defense. It is the intention of Maker and the Payee in this regard that this Note shall be paid absolutely according to its terms and that Maker shall pursue any claims Maker may have by independent action.

          This Note shall be deemed to be a contract made under the laws of the State of New York and shall be construed in accordance with the laws of said State, without giving effect to principles of conflicts of laws.

          The terms hereof shall inure to the benefit of Payee and its successors and assigns, including subsequent holders hereof.


                                       SHELLFISH ACQUISITION COMPANY, LLC



                                       By: ________________________________
                                       (President)


Attest:

_______________________
Secretary

                                EXHIBIT 7.7 (a)


                  KEY TERMS OF TRANSITION SERVICES AGREEMENT
                  ------------------------------------------


TERM: 90 days. Buyer shall have the option to extend the term for additional 30 day periods, upon 30 days prior notice, as agreed to by Seller and Buyer.


SERVICES:
       a.  Purchasing

       b.  Accounting

       c.  MIS

       d.  Engineering

       e.  Manufacturing Operations Support

       f.  Working Capital Administration

       g.  Order entry/Sales Accounting/Credit and Collections

       h.  Deduction Clearing


SPECIAL REQUESTS:  Buyer will pay for any services which exceed the scope of the day-to-day running of the Mrs. Paul's business.

FEES:  To be mutually agreed to by Buyer and Seller.

PAYMENT TERMS:  Bi-weekly.  Payment due 10 days upon receipt of invoice.

                                EXHIBIT 7.7(b)

                       KEY TERMS OF CO-PACKING AGREEMENT

Term: 90 days. Buyer shall have the option to extend the term for additional 30 day periods, upon 30 days prior notice, as agreed to by Seller and Buyer.

Services:

     a. MANUFACTURING

          . PRODUCTS - See attached page.

          . QUANTITIES

               . Minimum quantities to be mutually agreed to by Buyer and
                 Seller.

               . Mechanism and notice requirements relating to Buyer's delivery of monthly forecasts to be mutually agreed to by Buyer and Seller.

          . FEE - To be agreed to by Buyer and Seller.

          . PAYMENT TERMS - Biweekly. Payment due 10 days upon receipt of invoice.

          . PURCHASE REQUIREMENTS: Buyer will be responsible for purchasing and supplying to Seller any necessary quantities of depleted inventories.

     b. INGREDIENT STORAGE

          . FEE - Actual cost incurred by Seller for storage of ingredients and packaging materials.

          . PAYMENT TERMS - Monthly. Payment due 10 days upon receipt of invoice.

     c. DISTRIBUTION

          . FEE - To be mutually agreed to by Buyer and Seller.

          . PAYMENT TERMS - Monthly. Payment due ten days upon receipt of invoice.

MRS. PAUL'S KITCHEN


     MOA DESCRIPTION
     ---------------

     10207  C.C. FLT (4) - 8 OZ.
     10208  C.C. FLT (7) - 11.9 OZ.
     10213  BAT DIP COD FILLETS
     10214  C.C. (10) - 6.7 OZ.
     10215  C.C. (16) - 10.6 OZ.
     10230  C.C. FLT (10) - 19.2 OZ.
     10231  C.C. FLT (10)
     10232  LT COD
     10233  LT FLOUNDER
     10234  LT SOLE
     10235  LT HADDOCK
     10243  C.C. (30) - 20.1 OZ.
     10244  C.C. (30) - 8 PACK
     10291  MPK FISH SANDWICH
     11101  DEV CRABS (2)
     11102  FAM DEV CRABS 6
     11103  DEV CRAB MIN
     11105  FRIED SCALLOPS
     11109  FISH CAKES
     11116  LT FILLETS & BUTTER SAUCE
     11127  MINCED FISH STKS
     11128  MINCED FILLETS
     11133  CANDIED YAMS
     11135  ONION RINGS - 8 OZ.
     11137  EGGPLANT PARMIGIANA
     11140  CORN FRITTER
     11141  APPLE FRITTER
     11142  SWEETS & APPLES
     11144  FAMILY YAMS
     11145  ONION RINGS - 14 OZ.
     11189  LT BAT STK - (16)
     11198  MINCED FLT
     11199  10 COUNT MINCED STK

                                  Exhibit 9.8
                                  -----------

                         Issues to be addressed in the
                         -----------------------------
                         Opinion of Counsel for Seller
                         -----------------------------



          (i) Seller has full corporate power and authority to enter into and perform its obligations under the Agreement and the Related Agreements. The Agreement and the Related Agreements have been duly authorized, executed and delivered and are valid, legal and binding agreements of Seller enforceable against it in accordance with their respective terms, except (a) that such enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other laws, decisions or equitable principles now or hereafter in effect relating to or affecting the enforcement of creditors rights or debtors' obligations generally, and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (ii) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

          (iii) Seller has the full corporate power, authority and legal right to own its properties and assets included in the Mrs. Paul's Business and to conduct the Mrs. Paul's Business as and where presently conducted.

          (iv) Neither the execution and delivery of the Agreement and the Related Agreements nor compliance by Seller with their terms and provisions will
(a) violate any provision of Seller's or CSC's articles of incorporation or bylaws; (b) violate, permit acceleration or termination under or result in the creation of any lien or other encumbrance on any of the Purchased Assets under any contract provision, license, franchise or Permit to which Seller or CSC is a party or by which either of them is or the Purchased Assets are bound; or (c) violate or result in the creation of any lien or other encumbrance on any of the Purchased Assets under any law, statute or regulation or any injunction, order or decree of any Governmental Entity or court to which Seller or CSC is subject.

          (v) Seller has (except for assets acquired between the date hereof and the Closing Date), and will have on the Closing Date (immediately prior to the Closing), good and marketable title to all of the Purchased Assets (except for certain of the Intellectual Property as to which CSC has such title), free and clear of all liens and encumbrances.

          (vi) All regulatory consents, authorizations, approvals and filings required to be obtained or made by Seller under the Federal laws of the United States and the laws of the State of New Jersey for the consummation of the transactions contemplated by the Agreement and the Related Agreement have been obtained or made.

          (vii) To such counsel's knowledge, there is no action, suit, proceeding or investigation pending or threatened against Seller with respect to the Mrs. Paul's Business, before any court, arbitration or other governmental agency or authority, which questions the validity of the Agreement or any of the Related Agreements on which, individually, or in the aggregate, would have a Material Adverse Effect.

                                 Exhibit 10.7
                                 ------------

                         Issues to be Addressed in the
                         -----------------------------
                          Opinion of Counsel of Buyer
                          ---------------------------


          (i) Buyer has full limited liability company power to make, execute, deliver and perform its obligations under the Agreement and the Related Agreements. The Agreement and the Related Agreements have been duly authorized, executed and delivered and are valid, legal and binding agreements of Buyer enforceable against it in accordance with their respective terms, except (a) that such enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other laws, decisions or equitable principles now or hereafter in effect relating to or affecting the enforcement of creditors' rights or debtors' obligations generally, and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (ii) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware.

          (iii) Buyer has the full limited liability company power, authority and legal right to own its properties and assets and to conduct its business as currently being conducted.

          (iv) Neither the execution and delivery of this Agreement nor compliance by Buyer with its terms and provisions will violate (a) any contract provision, license, franchise or permit to which Buyer is a party or by which it is bound; or (c) any law, statute or regulation or, insofar as is known to counsel, any injunction, order or decree of any Governmental Entity or courts to which Buyer is subject except where, in all cases, such a violation would not prohibit or materially impair Buyer's ability to perform its obligations under the Agreement.

          (v) All regulatory consents, authorizations, approvals and filings required to be obtained or made by Buyer under the Federal laws of the United States and the laws of the State of Delaware for the consummation of the transactions contemplated by the Agreement and the Related Agreement have been obtained or made.

          (vi) To such counsel's knowledge, there is no action, suit, proceeding or investigation pending or threatened against Buyer, before any court, arbitration or other governmental agency or authority, which questions the validity of the Agreement or any of the Related Agreements or which would prohibit or materially impair Buyer's ability to perform its obligations thereunder.

          (vii) VDK has full corporate power to make, execute, deliver and perform its obligations under the VDK Purchase Agreement. The VDK Purchase Agreement has been duly authorized, executed and delivered and is a valid, legal and binding agreement of VDK enforceable against it in accordance with its terms, except (a) that such enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other laws, decisions or equitable principles now or hereafter in effect relating to or affecting the enforcement of creditors' rights or debtors' obligations generally, and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (viii) VDK is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

          (ix) VDK has the full corporate power, authority and legal right to own its properties and assets and to conduct its business as currently being conducted.

          (x) Neither the execution and delivery of the VDK Purchase Agreement nor compliance by VDK with its terms and provisions will violate (a) any contract provision, license, franchise or permit to which VDK is a party or by which it is bound; or (c) any law, statute or regulation or, insofar as is known to counsel, any injunction, order or decree of any Governmental Entity or courts to which VDK is subject except where, in all cases, such a violation would not prohibit or materially impair VDK's ability to perform its obligations under the VDK Purchase Agreement.

          (xi) All regulatory consents, authorizations, approvals and filings required to be obtained or made by VDK under the Federal laws of the United States and the laws of the State of Delaware for the consummation of the transactions contemplated by the VDK Purchase Agreement have been obtained or made.

          (xii) To such counsel's knowledge, there is no action, suit, proceeding or investigation pending or threatened against VDK, before any court, arbitration or other governmental agency or authority, which questions the validity of the VDK Purchase Agreement or which would prohibit or materially impair VDK's ability to perform its obligations thereunder.